UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Ship Finance International Limited (the "Company") dated January 8, 2007, announcing the Company's sale of the single hull suezmax tanker the Front Transporter, and the conversion of the of the single hull suezmax tanker, the Front Target, to a heavy-lift vessel.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                          Ship Finance International Limited



Dated:  March 21, 2007                    By /s/ Lars Solbakken
                                             -------------------------------
                                               Name:  Lars Solbakken
                                               Title: Chief Executive Officer
                                                      Ship Finance Management AS

                                  Exhibit 99.1

SFL - Sale and conversion of Single Hull Tankers

Press release from Ship Finance International Limited January 8, 2007

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to sell the single hull suezmax tanker Front Transporter to an unrelated third party at a gross sales price of $38 million. Frontline will receive a compensation payment of approximately $15.4 million for the termination of the charter, and the Company expects the sale to generate a small book profit. There are currently no loans relating to Front Transporter. Delivery to the new owner is expected to take place in May or June 2007.

As announced by Frontline Ltd. ("Frontline") on December 13, 2006, the single hull suezmax tanker Front Target will be converted to a heavy-lift vessel at COSCO Shipyard in China. The conversion will begin in May 2007, and completion is expected in August 2007. Ship Finance is currently in discussions with Frontline to structure a new 10 year time-charter for the converted heavy-lift vessel. The alternative is to sell the vessel to Frontline prior to conversion.

Following the sale and conversion, Ship Finance will have 14 single hull vessels in the fleet, down from 18 vessels only three months ago. Including vessels under construction and conversion, the Company's fleet will then consist of 59 vessels.

The announced sale and the heavy-lift conversion confirms the Board of Director's strategy to diversify and grow the long-term charter business and actively pursue alternatives for the Company's single hull tanker fleet.

January 8, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda


Contact Person:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243

SK 23153 0001 757832